Exhibit 21.1

List of Subsidiaries of Versus Systems, Inc.

Name	Jurisdiction of Incorporation or Organization
Versus Systems Holdco, Inc.	Nevada
Versus, LLC	Nevada
Versus Systems UK Ltd	United Kingdom